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                             March 9, 2023

       Boris Kogut
       Director and Chief Executive Officer
       Golden Credit Card Limited Partnership
       c/o Golden Credit Card GP Inc.
       200 Bay Street, 12th Floor
       Royal Bank Plaza, South Tower
       Toronto, Ontario M5J 2J5

                                                        Re: Golden Credit Card
Limited Partnership
                                                            Golden Credit Card
Trust
                                                            Registration
Statement on Form SF-3
                                                            Filed February 10,
2023
                                                            File Nos.
333-269709 and 333-269709-01

       Dear Boris Kogut:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-3

       General

   1. Please file your remaining exhibits, including the underlying transaction agreements, with your next amendment.
Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item
                                                        601 of Regulation S-K.
Note that we may have additional comments on your registration statement following our
review of the transaction agreements.
 Boris Kogut
FirstName  LastNameBoris
Golden Credit  Card LimitedKogut
                            Partnership
Comapany
March      NameGolden Credit Card Limited Partnership
       9, 2023
March2 9, 2023 Page 2
Page
FirstName LastName
2. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction
         I.B.1(e) of Form SF-3.
Form of Prospectus, page 1

3. We note your disclosure indicates that the notes will evidence debt obligations of the trust secured by "the Series 202[ ]-[ ] ownership interest," which includes "an undivided co-
         ownership interest" in a pool of credit card receivables. We note also that "Series
         Ownership Interests" are listed as newly-registered securities in the filing fee table in
         Exhibit 107.1. Please confirm that any such ownership interest that the trust acquires will comply with the requirements of Rule 190 under the Securities Act, and make any necessary revisions to your registration statement. Refer to Section III.A.6. of the 2004
         Regulation AB Adopting Release (Release No. 33-8518) and Rule 190(c) under the
         Securities Act.
Enforceability of Civil Liabilities Against Foreign Persons, page 4

4. Please revise your disclosure to more specifically address the required information under
         Item 101(g) of Regulation S-K, including whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against the depositor, issuing entity or other transaction parties. Please note that if your disclosure is based on an opinion of counsel, a consent of counsel must be filed as an exhibit to your registration statement. Refer to Item 1100(e) of Regulation AB.
Part I - The Series 202[ ]-[ ] Ownership Interest and the Notes
Credit Card Portfolio
The Accounts, page 53

5. We note your bracketed disclosure indicating that static pool information is not being included "at this time" because all of the accounts are 60 or more months past the date on which they were originated. Please confirm that you do not reasonably expect the asset pool to include accounts that are less than 60 months past the date on which they were originated at the time of any offering under this shelf registration statement, or else revise your form of prospectus to include alternative bracketed disclosure describing the static pool information that would be provided if any such assets were to be included. Refer to
         Item 1105 of Regulation AB.
 Boris Kogut
FirstName  LastNameBoris
Golden Credit  Card LimitedKogut
                            Partnership
Comapany
March      NameGolden Credit Card Limited Partnership
       9, 2023
March3 9, 2023 Page 3
Page
FirstName LastName
Certain Features of Series 202[ ]-[ ] Ownership Interest and Notes
Swap Agreement
The Swap Counterparty, page 75

6. Please revise your bracketed disclosure to address the expected significance percentage of the swap agreement and corresponding financial information regarding the swap counterparty required by Item 1115 of Regulation AB. Refer to Items 1115(a)(4) and
         1115(b) of Regulation AB.
Requirements for SEC Shelf Registration
Asset Representations Review, page 80

7.       We note your disclosure on page 82 that an asset representations review may be
         considered "incomplete" based on missing or incomplete review materials. Please revise your form of prospectus to explain how an incomplete review would be presented in the
         asset representations reviewer   s final report, and whether the
servicer or the asset
         representations reviewer will have any additional responsibilities if a review is determined to be incomplete.



Part II - The Sponsor, Seller, Administrative Agent and Servicer
Royal Bank of Canada, page 105

8.       Please describe the Servicer   s experience in servicing credit card
receivables or similar
         assets. Refer to Item 1108(b)(2) of Regulation AB.
Operations of the Trust
The Assignment and Transfer of Account Assets
Addition of Accounts, page 113

9. We note your disclosure that, in certain circumstances, the seller may be required to "add participations representing undivided interests in or securities backed by a pool of assets consisting primarily of credit card receivables and collections thereon" to the account assets. To the extent such participations or other assets are securities, their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6.
         of the 2004 Regulation AB Adopting Release (Release No. 33-8518) and Rule 190 under the Securities Act. Please revise to disclose how you intend to meet your registration, disclosure, and prospectus delivery obligations for participations or other securities that may be added to the asset pool after the effectiveness of the registration statement.
         Additionally, to the extent applicable, please tell us whether participations or other securities are currently included in the trust or were included in the trust in the past.
 Boris Kogut
FirstName  LastNameBoris
Golden Credit  Card LimitedKogut
                            Partnership
Comapany
March      NameGolden Credit Card Limited Partnership
       9, 2023
March4 9, 2023 Page 4
Page
FirstName LastName
Mandatory Purchase of Account Assets, page 117

10. We note that Royal Bank of Canada ("RBC"), as seller and servicer, has an obligation to repurchase account assets upon the breach of certain representations and warranties.
         Please confirm that you will provide information regarding RBC's financial condition if there is a material risk that the ability of RBC to comply with the repurchase provisions could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.
Signatures, page II-8

11. Please include the signature of the registrant's authorized representative in the United
         States. See Instruction 1 to Signatures in Form SF-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jason Weidberg at 202-551-6892 or Benjamin Meeks at
202-551-
7146 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Structured Finance